Exhibit 1

RECENT DEVELOPMENTS IN THE REGISTRANT AS OF JUNE 20, 2024

The information included in this Exhibit 1 supplements the information about the Federative Republic of Brazil (the “Republic” or “Brazil”) contained in Brazil’s annual report for the year ended December 31, 2022 on Form 18-K, filed with the Securities and Exchange Commission (the “Commission”) on September 20, 2023, as amended by Amendment No. 1 thereto on Form 18-K/A, filed with the Commission on November 20, 2023, and by Amendment No. 2 thereto on Form 18-K/A, filed with the Commission on January 29, 2024, and as may be further amended from time to time. To the extent the information in this Exhibit 1 is inconsistent with the information contained in such annual report, the information in this Exhibit 1 replaces such information. Initially capitalized terms used in this section have the respective meanings assigned to those terms in such annual report.

THE FEDERATIVE REPUBLIC OF BRAZIL

Political Developments

Investigations into Antidemocratic Acts

On January 8, 2023, demonstrators invaded the Planalto presidential palace, the National Congress and the Federal Supreme Court (Supremo Tribunal Federal or STF, for its acronym in Portuguese) in Brasilia, the capital of Brazil. About three hours after the invasion had begun, the police were able to gain control of the riot.

On September 13, 2023, the STF began the trial of criminal charges against defendants allegedly involved in the January 8, 2023 antidemocratic acts. The Court analyzes and judges each criminal offense individually based on the charges presented by the Prosecutor General’s Office (Procuradoria Geral da República or PGR, for its acronym in Portuguese). As of May 9, 2024, 216 people had been tried and sentenced with up to 17 years of imprisonment in cases involving the most serious crimes.

On May 15, 2024, the PGR requested that the STF include on the Interpol wanted list five fugitives, who were being investigated for antidemocratic acts on January 8, 2023 and are suspected of having fled Brazil.

On May 23, 2024, the Federal Police began the 27th phase of investigation “Lesa Pátria” (or “crimes against the State”). This investigation seeks to identify the persons who participated in, financed, or in any way encouraged actions that culminated in the invasion of the National Congress, the Planalto presidential palace and the STF buildings on January 8, 2023. The persons suspected of these acts may be charged with crimes, such as attempting a coup d’etat, qualified damage to property (dano qualificado), criminal association, and criminal incitement.

Cabinet Changes

On February 1, 2024, former STF judge Ricardo Lewandowski took office as the new Minister of Justice, replacing Flavio Dino, who took office as an STF judge on February 22, 2024 replacing judge Rosa Weber, who retired.

On May 24, 2024, the board of directors of Petrobras appointed Magda Chambriard as the new president of the company, replacing former president Jean Paul Prates.

Legislative Reforms

Tax Reform

On December 20, 2023, the National Congress enacted a tax reform. The main features of the reform include (i) merging four levies into value-added tax (VAT) rates managed in a dual format (partially federal and partially regional); and (ii) changing tax collection from a tax on production to a tax on consumption. The reform also provided for reduced tax rates on certain sectors of the economy, sets the ground for a creation of a cashback system, and increases tax rates on luxury vehicles and inheritances. Some of the matters provided for in the tax reform are subject to complementary laws (leis complementares) and ordinary laws to regulate them, such as the applicable tax rates and the cashback system.

On April 25, 2024, the Federal Government submitted Bill No. 68/2024, the first complementary law regulating aspects of the tax reform, to the National Congress for consideration. The bill provides for a “cashback” mechanism for low-income families on certain goods and services such as cooking gas, electricity and water. The bill also provides for a “split payment” system, which electronically splits tax payments relating to operations by recipient. The bill will be discussed by a working group in the National Congress.

On May 28, 2024, a second working group was instituted to discuss the tax reform management committee and the distribution of the new tax revenues created by the reform. This working group is expected to conclude its discussions by August 3, 2024, unless extended.

Other Reforms

On March 13, 2024, the Lower House approved Bill No. 528/2020 known as “fuels of the future”, which aims to decarbonize Brazil’s energy matrix, creates national programs for green diesel, sustainable aviation fuel and biomethane and increases the percentage of ethanol and biodiesel in gasoline and diesel fuels, respectively. The bill is under discussion in the Senate.

On May 23, 2024, President Lula enacted Law No. 14,859/2024 which establishes a R$15 billion ceiling for tax benefits under the Events Sector Emergency Resumption Program (Programa Emergencial de Retomada do Setor de Eventos or Perse, for its acronym in Portuguese). The law also reduces the number of activities eligible for benefits from 44 to 30. The law was proposed by Congress as an alternative to the Executive Order (Medida Provisória) No. 1,202/2023, which extinguished Perse.

Public Health

COVID-19

In May 2024 the Republic received the first delivery of a COVID-19 vaccine updated to cover the XBB.1.5 variant and began distribution to states and municipalities, which were granted autonomy to start administering it immediately.

Dengue

Since 2023, the Federal Government has intensified its actions to combat dengue, including by restocking insecticides and larvicides of local governments, investing R$30 million in the release of Aedes mosquitoes with Wolbachia bacteria in an attempt to reduce the spread by the population of dengue in six new municipalities, and making a financial contribution of R$256 million to health structures in states and municipalities. Thus far in 2024, the Federal Government has overseen the installation of the Arbovirus Health Emergency Operations Center to monitor the dengue situation in Brazil and the distribution of the dengue vaccine, and it has also provided financial support for states and municipalities under a health emergency due to disease or other health crises, allocating R$79 million in federal funds for these purposes. The Federal Government allocated an additional R$300 million to rebuild the Basic Component of Pharmaceutical Assistance to purchase medicines for dengue symptoms.

Employment and Labor

Employment Levels

From April 1, 2024 through April 30, 2024, formal employment increased by 0.52%, with the creation of 240,033 jobs in the period, compared to an increase of 0.41% from April 1, 2023 to April 30, 2023, with the creation of 181,761 jobs in the period.

During the first quarter of 2024, the unemployment rate in Brazil was 7.9%, an increase of 0.5% compared to the fourth quarter of 2023, and a decrease of 0.9% compared to the first quarter of 2023.

Wages

On April 15, 2024, the Federal Government submitted the 2025 Budgetary Guidelines Bill to Congress forecasting a 6.37% minimum wage adjustment from R$1,412.00 to R$1,502.00.

Social Security

As of April 30, 2024, the total monthly benefits paid by the Brazilian Social Security System over the preceding 12-month period increased by 9.83% compared to the immediately prior 12-month period (in real terms). The benefits paid by the Brazilian Social Security System in the one-month period ended April 30, 2024, decreased by 5.30% when compared to the one-month period ended April 30, 2023 (in real terms).

Environment

On February 22, 2022, the Lower House approved a constitutional amendment (PEC No. 39/11) which transfers ownership of marine land from the Federal Government to its occupants. The transfer is expected to be free of charge, if occupied by states and municipalities, and against payment, if occupied by private businesses or individuals. On May 27, 2024, the Constitution and Justice Commission in the Senate resumed discussion of the bill.

On May 30, 2023, the Lower House approved Bill No. 490/2007 (now Law No. 14,701/2023) that limits indigenous land recognition to territories proven to be occupied by indigenous population in 1988 (“marco temporal”). On September 21, 2023, the STF ruled that this bill was unconstitutional. On September 27, 2023, however, the bill was approved by the Senate and sent to the President for approval. On October 23, 2023, President Luiz Inácio Lula da Silva vetoed the bill almost entirely, including the “marco temporal” provision. On December 14, 2023, the National Congress overrode the presidential veto on this matter. There are four appeals against Law No. 14,701/2023 awaiting judgment by the STF.

On January 9, 2024, the Federal Government announced that it planned to establish a permanent presence in the Yanomami territory, in the state of Roraima, to fight illegal mining and guarantee protection to the region’s indigenous people. After the emergency measures adopted in 2023, which included providing food, medical aid and healthcare assistance combined with Ibama operations to destroy illegal mining areas, seize equipment and block the flow of illegal mining supplies, the new phase has a budget of R$1.2 billion in actions oriented to strengthen public health, surveillance and territorial control.

As of May 27, 2024, the measures adopted by the Federal Government in the Yanomami indigenous territory have resulted in (i) the destruction of more than 49,000 liters of diesel fuel, 135 illegal camps, 389 engines, 31 illegal ferries and eight aircraft and seizure of 17 weapons, 20 antennas, and eight tons of illegal gold; (ii) the delivery of more than 78,000 basic food baskets, 3,000 agricultural and fishing tool kits, and 184 pieces of equipment for flour mills; (iii) the nutritional recovery of 581 children with severe or moderate malnutrition, implementation of three nutritional recovery centers, 82% increase in the number of health professionals in the territory, construction/renovation of eight basic health units, and introduction of a new malaria medicine; and (iv) construction/reactivation of 66 water supply systems, implementation of a mercury monitoring project, permanent data monitoring of illegal mining or invasions, monitoring of water quality, and solid waste management.

Ecological Transformation Plan

On August 11, 2023, the Ministry of Finance presented the Ecological Transformation Plan, which aims to propel structural changes to the Brazilian economy and environment. The plan was coordinated by the Ministry of Finance and had the contribution and direct involvement of other ministries, such as the Ministry of Environment and Climate Change. The main measures of the Plan are the creation of a regulated carbon market, the issuance of sustainable sovereign bonds, the creation of a national taxonomy for sustainability and the reformulation of the Climate Fund to finance activities involving technological innovation and sustainability.

On December 30, 2023, the Federal Government issued a provisional measure (MP No. 1,205/2023), which launched the Green Mobility and Innovation Program (the “Mover Program”) for decarbonization in the transportation sector as part of the Ecological Transformation Plan. The Mover Program increases sustainability requirements for the automotive industry and stimulates the production of new technologies in the areas of mobility and logistics. As a provisional measure, the validity of the law was immediate, but it required legislative approval within 60 days to remain in force. The Federal Government therefore submitted the Mover Program for legislative approval through Bill No. 914/2024. During the discussion of the bill, congressmen added a provision for the creation of a 20% tax on purchases made abroad of up to US$50.00, which are currently exempt from import tax, and 60% tax on international purchases from US$50.00 to US$3,000.00, with a US$20.00 discount in the total tax payment. On June 11, 2024, the bill was approved by Congress and sent for presidential approval.

The 2023/2024 Harvest (Safra) Plan is a Federal Government program which supports the agricultural sector, offering lines of credit, incentives and agricultural policies for rural producers, from family farmers to mega producers. To incentivize the strengthening of environmentally sustainable production systems, the Safra Plan offered a reduction in interest rates for the recovery of pastures and rewards for rural producers who adopt practices sustainable agricultural practices,

On February 26, 2024, the Ministry of Finance and Ministry of Environment announced the creation of the External Private Capital Mobilization and Currency Hedge Program (Eco Invest Brasil). The initiative, part of Brazil’s Ecological Transformation Plan, aims to encourage foreign investment in sustainable projects in Brazil and offer exchange rate hedge solutions to mitigate currency risk. On April 22, 2024, the program was officially launched by provisional measure MP No. 1,213/2024. Prior to becoming law, MP No. 1,213/2024 will be analyzed by a bicameral commission in National Congress and then voted on in the Lower House and in the Senate. On June 11, 2024, the Ministry of Finance issued Portaria MF No. 964 setting the eligibility criteria for investments to benefit from the Eco Invest Brazil program and providing further regulation of the program.

On June 12, 2024, the Special Commission for Green Hydrogen approved Bill No. 2,308/2023, which creates a legal framework for production of low-carbon-emission hydrogen in Brazil and sets fiscal and financial incentives for the sector. The bill was sent to the Senate floor for analysis.

The Federal Government is currently developing a Sustainable Taxonomy of Brazil. The first phase started in May 2023 with interministerial working groups which defined priority topics and guidelines for the taxonomy and established an Action Plan, published in November 2023 and launched at COP 28. The development of the taxonomy started in January 2024 and is expected to continue through October 2024. The full implementation with mandatory use of the taxonomy is expected to occur in January 2026.

Rio Grande do Sul Floods

Torrential rains caused widespread flooding in the state of Rio Grande do Sul, from the end of April 2024 to the end of May 2024. At its peak, the flooding displaced around 626,000 people from their homes, affecting 471 municipalities and taking the lives of 169 people. In order to address the impacts caused by this extreme climatic event, the Federal Government organized a task force and put in place several measures to aid the state. As of June 2024, a total of R$ 85.7 billion had been allocated for emergency measures and the federal government granted a three-year waiver to the state of Rio Grande do Sul of its debt, providing financial relief of R$11 billion in principal and R$12 billion in interest. As of 2021, Rio Grande do Sul had the fourth highest state GDP in the country, representing around 6.5% of total national GDP.

THE BRAZILIAN ECONOMY

Economy in 2024

Novo PAC

On August 11, 2023, President Luiz Inácio Lula da Silva launched a new growth acceleration program (Novo Programa de Aceleração do Crescimento or PAC, for its acronym in Portuguese) which is expected to invest R$1.7 trillion across all Brazilian states, R$1.4 trillion of which is to be invested from 2023 through 2026, and the remaining R$0.3 trillion is to be invested after 2026. These investments are composed of (i) R$371 billion in federal government resources; (ii) R$343 billion in state-owned companies’ resources; (iii) R$362 billion in financing; and (iv) R$612 billion in private sector resources. The program intends to foster joint and committed efforts towards ecological transition, neo-industrialization, socially inclusive growth, and environmental sustainability.

According to the 2024 Budget Law, the PAC is expected to receive R$55 billion from the Federal Government in 2024.

Nova Indústria Brasil – Plano Indústria

On January 22, 2024, the Federal Government launched the Nova Indústria Brasil program, with the aim of boosting national industry by 2033. The program uses traditional public policy instruments such as subsidies, loans with reduced interest rates, and increased federal investments. The program also uses tax incentives and special funds to stimulate certain sectors of the economy.

The new program has six goals related to expanding autonomy, ecological transition, and modernizing Brazil’s industrial sector. Among the sectors that will receive assistance are agribusiness, healthcare, urban infrastructure, information technology, bioeconomy, and defense.

Most of the resources will come from financing provided by the National Bank for Economic and Social Development (BNDES, for its acronym in Portuguese), the Financing Agency for Studies and Projects (Finep, for its acronym in Portuguese), and the Brazilian Industrial Research and Innovation Company (Embrapii, for its acronym in Portuguese).

Gross Domestic Product

As of May 2024, the Federal Government forecasted 2.5% GDP growth for 2024. The estimates do not consider the Rio Grande do Sul emergency impact on economic activity. As of May 2024, the Federal Government projected inflation (measured by the IPCA) of 3.7% in 2024. There is no assurance that such forecasts will prevail, and it is likely that outcomes will vary from the forecast.

In the first quarter of 2024, GDP increased by 2.5%, compared to the first quarter of 2023. While both the services sector and the industrial sector grew in this comparison, by 3.0% and 2.8% respectively, the agricultural sector decreased by 3.0%. Despite the positive contribution from livestock, some agricultural products, whose harvests are significant in the first quarter, showed a decline in the estimated annual production and loss of productivity, including soybeans (-2.4%), corn (-11.7%), tobacco (-9.6%), and cassava (-2.2%).

In the first quarter of 2024, GDP increased by 0.8%, compared to the fourth quarter of 2023. The GDP results from the first quarter of 2024 were mainly influenced by growth in the services sector (1.4%) and the agriculture sector (11.3%), while the industrial sector remained stable (-0.1%). Five of the seven activities analyzed in the services sector increased: trade (3.0%), information and communication (2.1%), real estate (1.0%), transportation, storage and mail (0.5%) and other service activities (1.6%). Among the industrial activities, the only increase was in the manufacturing sector (0.7%).

Principal Sectors of the Economy

Public Utilities

Following the maintenance of favorable hydrological conditions, on May 29, 2024, the National Electric Energy Agency (ANEEL, for its acronym in Portuguese) maintained the green flag tariff for the month of June 2024. Since April 2022, in light of favorable energy generation conditions, the green tariff has been in place, which means that no additional charges have been imposed on electricity bills. For more information on the green flag tariff, see “The Brazilian Economy” in the Republic’s 2022 Annual Report.

FINANCIAL SYSTEM

Monetary Policy and Money Supply

Selic

On May 8, 2024, the Central Bank Monetary Policy Committee (Comitê de Política Monetária or COPOM, for its acronym in Portuguese) reduced the Selic interest rate from 10.75% to 10.50% per annum.

Inflation

From April 30, 2024, to May 31, 2024, domestic inflation (measured by the IPCA index, for its acronym in Portuguese) increased by 0.46%. With respect to the 12-month period ended May 31, 2024, the inflation index increased 3.93%, 0.01 percentage points below the rate of 3.94% registered as of May 31, 2023.

COPOM publishes a few inflation projections based on different hypothetical scenarios. In its baseline scenario, assuming an interest rate path extracted from the Focus survey (a survey of market expectations for economic indicators carried out by the Central Bank of Brazil (Banco Central do Brasil or BCB, for its acronym in Portuguese)) and an exchange rate that starts at R$5.15 to US$1.00 and evolves according to the purchase power parity (PPP), inflation projections stand at 3.8% for 2024, and 3.3% for 2025. In this scenario, inflation projections for administered prices are 4.8% for 2024 and 4.0% for 2025.

Foreign Exchange Rates

Foreign Exchange Rates

The Brazilian Real-U.S. Dollar exchange rate, as published by the Central Bank of Brazil, was R$5.3630 to US$1.00 (sell side) on June 14, 2024.

Financial Institutions

BNDES

In March 2024, the National Monetary Council (CMN, for its acronym in Portuguese) increased the long-term interest rate (Taxa de Juros de Longo Prazo or TJLP, for its acronym in Portuguese) used for loans granted by BNDES from 6.53% to 6.67% per annum for the second quarter of 2024.

As of June 2024, the long-term rate (Taxa de Longo Prazo or TLP, for its acronym in Portuguese) applicable for new BNDES loans was IPCA, plus 5.91% per annum.

Banking Supervision

Loan Loss Reserves

As of April 2024, the level of credit operations in arrears for over 90 days was at 3.25%, an increase of 0.04 percentage points compared to 3.21% in March 2024. As of April 2024, the level of credit operations in arrears with respect to credits granted to households was 3.65%, a 0.03 percentage point increase compared to 3.62% in March 2024. Arrears of credits provided to legal entities also increased in April 2024 compared to the prior month (from 2.55% to 2.59%).

On June 5, 2023, the Federal Government launched Desenrola Brasil, a debt renegotiation program for low-income individuals aiming to reduce delinquency rates. The program ended on May 20, 2024 and benefitted 15.06 million persons with a cumulative total of R$53.07 billion in debt renegotiation.

BALANCE OF PAYMENTS

As of April 30, 2024, the current account registered a deficit of US$35.27 billion (1.57% of GDP) for the preceding 12-month period. For the same period, (i) the capital account registered a surplus of approximately US$270.4 million, (ii) the financial account registered a deficit of US$36.9 billion and (iii) foreign direct investment amounted to US$67.338 billion (3.01% of GDP). As of June 12, 2024, the volume of international reserves amounted to US$358.2 billion.

PUBLIC FINANCE

The following table sets forth revenues and expenditures of the Federal Government from 2020 through 2023 and the budgeted amounts for 2024.

Table No. 1

Primary Balance of the Central Government(1)

(in billions of Reais)

	2020	2021	2022	2023	2024 Budget(5)
1 – Total Revenues	1,468.1	1,932.6	2,313.3	2,351.4	2,719.9
1.1 – RFB Revenues(2)	899.5	1,195.7	1,390.0	1,439.3	1,753.2
1.2 – Fiscal Incentives	(0.1)	(0.2)	(0.1)	(0.1)	(0.1)
1.3 – Social Security Net Revenues	404.8	462.2	535.7	592.7	637.5
1.4 – Non – RFB Revenues	163.9	274.9	387.7	319.5	329.3
2 – Transfers by Sharing Revenue	263.8	353.5	457.2	452.0	527.9
3 – Total Net Revenue	1,204.3	1,579.1	1,856.1	1,899.4	2,192.0
4 – Total Expenditures	1,947.6	1,614.2	1,809.7	2,129.9	2,182.9
4.1 – Social Security Benefits	663.9	709.6	797.0	898.9	908.7
4.2 – Personnel and Social Charges	321.3	329.3	337.9	363.7	379.2
4.3 – Other Mandatory Expenditures	720.4	306.1	303.5	357.5	327.2
4.4 – Discretionary expenditures – Executive branch	241.9	269.1	371.3	509.8	567.8
5 – Primary Balance(3)	(743.3)	(35.1)	46.4	(230.5)	—
6 – Methodological Adjustment	1.9	(0.5)	8.2	(32.9)	—
7 – Statistical Discrepancy	(3.9)	(0.3)	0.3	(1.1)	—
8 – Central Government Primary Balance(4)	(745.3)	(35.9)	54.9	(264.5)	9.1
9– Nominal Interest	(266.7)	(407.3)	(503.2)	(614.5)	—
10 – Central Government Nominal Balance(4)	(1,011.9)	(443.2)	(448.3)	(879.1)	—

Source: Federal Budget Secretariat (Secretaria de Orçamento Federal or SOF) and Tesouro Nacional

Note: Numbers may not total due to rounding

(1)	Consolidated accounts of (i) the National Treasury, (ii) Social Security System and (iii) the Central Bank.
(2)	Brazilian Federal Tax Authority (Receita Federal do Brasil or “RFB”).
(3)	Calculated using the “above the line” method, with respect to the difference between the revenues and expenditures of the public sector.
(4)

Calculated using the “below the line” financial method, with respect to changes in public sector’s total net debt (domestic or external). Surpluses are represented by positive numbers and deficits are represented by negative numbers

(5)	Estimates in 2024 Annual Budget Law

Regarding fiscal target compliance, Decree No. 11,811/2023 predicted a primary result for the Federal Government with a deficit of R$ 202.9 billion accumulated up to the third quarter of 2023, of which R$ 198.4 billion corresponded to the central government’s deficit and R$ 4.5 billion corresponded to the deficit of state-owned companies. Laws No. 14,436/2022 (LDO 2023), LC No. 101/2000 (Fiscal Responsibility Law – LRF) and EC No. 126/2022 provided for the possibility of deducting from the primary result target the impacts arising from: (i) transactions involving court-ordered debt (precatórios) referred to in §11 and § 21 of art. 100 of the Federal Constitution, (ii) federal transfers to states and municipalities to face the social and economic consequences in the cultural sector arising from public calamities or pandemics, and (iii) the expenses resulting from the increase in the limit for primary expenses of the Executive Branch by R$ 145.0 billion for the 2023 financial year. Taking into account these expenses resulted in an estimated deduction of R$149.2 billion for the purposes of determining the Federal Government’s primary result target for 2023. However, these deductions were further increased by R$ 92.4 billion through the judgment of ADIs No. 7,064 and No. 7,047 and the approval of an extraordinary credit by provisional measure MP No. 1,200, on December 20, 2023, for the payment of precatórios equivalent to the liabilities generated in 2022 and 2023 and the forecasted values for 2024. By the end of December 2023, the Federal Government presented a primary deficit of R$ 265.2 billion (R$ 30.1 billion less than the deficit forecast by Decree No. 11,811/2023 of R$ 295.3 billion). Of this difference, R$ 26.3 billion is due to a lower primary deficit for the Central Government, while R$ 3.8 billion is due to a lower deficit for federal state-owned companies. When analyzing the results in comparison to the target established by LDO 2023 (deficit of R$ 68.9 billion) combined with the total deductions (R$ 241.3 billion), the Federal Government presented a fiscal result of R$ 45.0 billion above target.

2024 Budget

On January 22, 2024, the President enacted the 2024 annual budget law, totaling approximately R$ 5.5 trillion.

The 2024 Budgetary Guidelines Law set a nominal primary deficit of R$13.31 billion (0.12% of estimated GDP). The macroeconomic parameters contemplated by the law assume inflation at 3.55% and real GDP growth of 2.19% for 2024. According to the most recent Revenues and Expenditures Report, published in May 2024, the Federal Government now forecasts an inflation rate of 3.70% and 2.45% GDP growth in 2024. The Central Government primary result target in the 2024 budget is 0% of GDP.

The following table sets forth the assumptions that were included in the 2024 Budgetary Guidelines Law. There is no assurance that such assumptions will prevail, and it is likely that outcomes will vary from the assumptions:

Table No. 2

Principal 2024 Budget Assumptions

As of January 2024
Gross Domestic Product
Nominal GDP (billions of Reais)	11,368.00
Real GDP Growth	2.19%
Inflation
Domestic Inflation (IPCA)	3.55%

Source: SOF and Economic Policy Secretariat (Secretaria de Política Econômica or SPE)

2025 Budget

The 2025 Budgetary Guidelines Bill was sent to Congress on April 15, 2024. The bill forecasts a R$ 29.07 billion deficit (0.23% of GDP) for the central government in 2025, a R$ 14.37 billion deficit (0.11% of GDP) in 2026, a R$ 70.66 billion surplus (0.50% of GDP) in 2027, and a R$ 150.68 billion surplus (1.00% of GDP) in 2028. However, judicial decisions (ADIs No. 7064 and 7047) allow for the deduction from the fiscal target of R$ 39.85 billion in 2025 and R$ 47.46 billion in 2026. Considering these deductions, fiscal results for the central government are expected to present a surplus of R$ 10.78 billion (0.09% of GDP) in 2025 and a R$ 33.09 billion surplus (0.25% of GDP) in 2026.

Fiscal Balance

As of April 30, 2024, the consolidated public sector registered a primary surplus of R$6.7 billion. For the 12-month period ended April 30, 2024, the accumulated balance registered a deficit of R$266.5 billion (2.4% of GDP).

As of April 30, 2024, the Brazilian Social Security System registered a deficit of R$30.27 billion, 15.57% lower (in real terms) than the deficit registered as of April 30, 2023. For the 12-month period ended April 30, 2024, the deficit of the Brazilian Social Security System totaled R$327.34 billion (in real terms). At current market prices, the deficit accumulated in the 12-month period ended April 30, 2024 reached R$319.87 billion.

Golden Rule

Based on the most recent Revenues and Expenditures Report, published in May 2024, the projected margin for compliance with the Golden Rule (as defined in “Public Debt—Golden Rule” of the 2022 Annual Report) in 2024 is R$29.8 billion.

PUBLIC DEBT

Public Debt Indicators

Public Sector Net Debt

As of April 30, 2024, Public Sector Net Debt was R$6,787.18 billion (61.24% of GDP) compared to R$5,826.09 billion (55.94% of GDP) as of April 30, 2023.

General Government Gross Debt

As of April 30, 2024, General Government Gross Debt was R$8,424.19 billion (76.01% of GDP) compared to R$7,456.71 billion (71.60% of GDP) as of April 30, 2023.

Federal Public Debt

The following table presents Brazil’s Federal Public Debt profile as of April 30, 2024.

Table No. 3

Federal Public Debt Profile

as of April 30, 2024

	Apr-24			Mar-24			Apr-23
			%			%			%
Federal Public Debt (R$ bn)	R$	6,704.0	100.0%	R$	6,638.4	100.0%	R$	6,032.8	100.0%
Domestic	R$	6,423.4	95.8%	R$	6,361.6	95.8%	R$	5,790.4	96.0%
Fixed-rate	R$	1,515.6	22.6%	R$	1,578.7	23.8%	R$	1,488.3	24.7%
Inflation-linked	R$	2,013.9	30.0%	R$	1,987.9	29.9%	R$	1,937.3	32.1%
Selic rate	R$	2,890.4	43.1%	R$	2,773.0	41.8%	R$	2,343.2	38.8%
FX	R$	3.6	0.1%	R$	22.1	0.3%	R$	21.6	0.4%
Other	R$	0.0	0.0%	R$	0.0	0.0%	R$	0.0	0.0%
External (R$ bn)	R$	280.5	4.2%	R$	276.7	4.2%	R$	242.4	4.0%
Maturity Profile
Average Maturity (years)		4.1			4.1			4.0
Maturing in 12 months (R$ bn)	R$	1,278.3		R$	1,255.7		R$	1,381.7
Maturing in 12 months (%)		19.1%			18.9%			22.9%

Source: National Treasury (Tesouro Nacional)

Public Debt Management

As of May 31, 2024, the budget execution was above the Golden Rule margin, in the amount of R$38.64 billion.

Internal Public Debt

Internal Public Debt Levels

In 2023, BNDES repaid R$1.81 billion in advance from the loans provided by the National Treasury to the bank. The ordinary payments including principal and interest totaled R$4.77 billion in 2023 and R$2.32 billion in 2024, as of June 2024.

Regional Public Debt (State and Municipal)

Federal Government Guarantees

As of April 30, 2024, the Federal Government had paid a total of R$67.0 billion in liabilities incurred by states and municipalities. The largest payments were attributed to (i) the State of Rio de Janeiro (R$36.2 billion), (ii) the State of Minas Gerais (R$17.1 billion), (iii) the State of Goiás (R$5.2 billion), (iv) the State of Rio Grande do Sul (R$2.7 billion), (v) the State of Maranhão (R$1.5 billion), and (vi) the State of Pernambuco (R$1.4 billion). The Federal Government is currently prevented by the STF from recovering on any guarantees granted pursuant to the Special Recovery Regime (as defined in “Special Recovery Regime” in the “Public Debt” section of the 2022 Annual Report). As of April 30, 2024, the states in the Special Recovery Regime were Goiás, Rio de Janeiro, Rio Grande do Sul and by judicial decision, Minas Gerais.

External Public Debt

Securities Offerings in 2023

On November 20, 2023, the Federal Government issued US$2.0 billion of its 6.250% Global Bonds due 2031, the first issuance of sustainable bonds by the Republic. According to Brazil’s Sovereign Sustainable Bond Framework, the allocation and impact reports will be published annually until the full allocation of the net proceeds of the sustainable bonds or their maturity, with the first publication within one year after the issuance and the subsequent every 12 months.

Securities Offerings in 2024

On January 29, 2024, the Federal Government issued US$2.25 billion of its 6.125% Global Bonds due 2034 and US$2.25 billion of its 7.125% Global Bonds due 2054.

In May 2024, the Republic published the second pre-issuance allocation report for sovereign sustainable bonds. The report, approved by the Sovereign Sustainable Finance Committee (CFSS, for its acronym in Portuguese) details the categories of expenses to which the net proceeds from the second issuance of sovereign sustainable bonds are expected to be allocated. The report provides that 50% to 60% of the net proceeds of the issuance are expected to be allocated for environmental expenses and 40% to 50% of the net proceeds of the issuance are expected to be allocated for social expenditures. It is also expected that at a maximum of 25% will be allocated to the refinancing of expenses that have already been made in these categories. These allocations are merely prospective and may be varied.

Rating Agencies

On May 1, 2024, the rating agency Moody’s changed Brazil’s sovereign long-term debt outlook from stable to positive, maintaining the credit rating in Ba2.